UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number: Date examination completed:

811-07665                                         October 22, 2002

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

FBR Family of Funds
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4. Address of principal executive office (number,street,city,state,zip code):

4922 Fairmont Avenue
Bethesda, MD 20814
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                          INDEPENDENT AUDITORS REPORT



To the Board of Trustees of
    The FBR Family of Funds


We have examined management s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the FBR Family of Funds (the Funds ) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act ) as of October 22, 2002. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on management s assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 22, 2002, and with respect to agreement of security purchases and sales, for the period from September 27, 2002 (the date of our last examination) through October 22, 2002:

     We agreed the securities shown of the books and records of the Funds as of October 22, 2002 to the safekeeping reports of FBR National Bank & Trust, the custodian, noting agreement of quantity and description, except for securities purchased/sold but not received/delivered, pledged, or out for transfer on that date, as to which we obtained documentation from the brokers.

     For all securities shown on the safekeeping reports of FBR National Bank & Trust as of October 22, 2002 which were designated as being held by institutions in book entry form (which include but are not limited to securities owned by the Funds), we confirmed all such securities with those institutions which use the book entry method of accounting for securities (Mellon Bank and Federal Reserve Bank, the subcustodians). For a sample of securities listed on the safekeeping reports agreed with the confirmations or that discrepancies were resolved. We tested, on a sample basis, the resolution of such reconciling items between the custodian and the subcustodians.

     We confirmed repurchase agreements shown on the books and records of the Funds as of October 22, 2002 by correspondence with the brokers and the application of alternative procedures with respect to unsettled repurchase agreement transactions, noting agreement of quantity and description. We also agreed the underlying collateral for such repurchase agreements, as confirmed by such brokers, with the FBR National Bank & Trust safekeeping reports, noting that such collateral was held for the account of the Funds.

     We agreed a sample of security purchases and security sales since the date of which the Funds were required to comply with the Act from the books and records of the Funds to broker confirmations or by application of alternative procedures.


To the Board of Trustees of
    The FBR Family of Funds
Page Two


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, management s assertion that the FBR Family of Funds complied wit the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 22, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the FBR Family of Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




                                                            TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
December 19, 2002


                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940


We, as members of management of the FBR Family of Funds (the Fund ), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 22, 2002 and from September 27, 2002 (the date of Tait, Weller & Baker s last examination) through October 22, 2002. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 22, 2002 and from September 27, 2002 (the date of Tait, Weller & Baker s last examination) through October 22, 2002 with respect to securities reflected in the investment accounts of the FBR Family of Funds.

December 19, 2002
Bethesda, MD


David H. Ellison
President of the Board


Susan L. Silva
Vice President and Controller